
June 7, 2021

Lance Rosenzweig
Chief Executive Officer
Support.com, Inc.
1521 Concord Pike
Suite 301
Wilmington, DE 19803

> **Re: Support.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed March 30, 2021**
> **File No. 001-37594**

Dear Mr. Rosenzweig:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 28

1. We note that the decline in revenue during fiscal 2020 was "primarily" due to a decline in business from one of your major customers. Please revise to quantify the impact on revenue due to the shift in such customer's needs. We further note from your March 31, 2021 Form 10-Q that a second line of business will also be impacted from the realignment of this customer's needs. Please revise to describe any known trends or uncertainties that are reasonably likely to have a material impact on your future revenues or operations as a result of these events and include quantified information where practicable. Refer to Item 303 of Regulation S-K.

Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Segment Information, page 50

2. Please revise to separately disclose the amount of revenue from each of your major customers for each period presented. Refer to ASC 280-10-50-42.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Senior Staff Accountant at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology